Exhibit 99.111

DeFi Technologies Inc. Announces Q1 2024 Financial Results: Achieving Its Strongest Financial Quarter to Date, Operating Revenues up to a Record C$13.4 Million, Operating Net Income of C$5.3 Million, and Notable Strategic Developments

●	Record Operating Revenues and Net Income: DeFi Technologies recorded its strongest quarter ever, achieving Operating Revenues of C$13.4 million and Operating Net Income of C$5.3 million for Q1 2024.

●	Strategic Advancements and Product Launches: The quarter featured the launch of multiple Exchange Traded Products (“ETPs”) by subsidiary Valour Inc, and Valour Digital Securities Limited (together, “Valour”) alongside strategic acquisitions such as Reflexivity Research LLC, significantly enhancing the company’s product offerings and market position.

●	Substantial Growth in Assets Under Management (AUM): AUM grew by 78.7% to approximately C$908 million, driven by favorable market conditions, new product launches, and strategic corporate actions that enhanced trading volumes and overall financial performance.

●	2024 Outlook: Looking ahead, DeFi Technologies projects its annualized Operating Revenues to reach approximately C$119 million (US$87.45 million) for 2024, supported by ongoing AUM growth, upcoming ETP launches, and the integration of new acquisitions, which are poised to capitalize on the favorable conditions in the digital asset sector.

TORONTO – May 15, 2024 – DeFi Technologies Inc. (the “Company” or “DEFI”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralised finance, announces its financial performance for the three months ended March 31, 2024 (all amounts in Canadian dollars, unless otherwise stated).

Key Highlights of Q1 2024:

●	The Company reported a cash balance as of March 31, 2024 of $9.4 million compared to $6.7 million on December 31, 2023.

●	The Company’s venture portfolio investments were valued at $41.8 million as of March 31, 2024.

●	AUM grew 78.7% to approximately $908 million as of March 31, 2024, up from $508 million as of December 31, 2023.

●	Total Operating Revenues were $13.4 million for Q1 2024. This is a significant improvement from the Operating Revenues of $(3.6) million for the same period in 2023. Total Revenues were $(4.9) million for Q1 2024, compared to $(11.3) million for the same period in 2023. Operating, general, and administration costs for Q1, 2024 were $3.0 million, up from $2.1 million for the same period in 2023.ch

●	DeFi Technologies’ Subsidiary Valour Inc. announced the launches of a Physical Backed Staking ETP for the Internet Computer Protocol (ICP) Token, Valour Ripple (XRP), Valour Binance (BNB) ETPs, and the 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETP. Valour Inc. also announced plans to launch a Physical Backed ETP, the Valour HBAR Staking ETP in collaboration with The Hashgraph Association (“THA”)

●	DeFi Technologies Inc. Completed the Acquisition of Private Research Firm, Reflexivity Research LLC, Co-Founded by Anthony Pompliano and Will Clemente

●	DeFi Technologies Inc. Completed Strategic Acquisition of Leading Solana Trading Systems IP

●	DeFi Technologies Announced Inaugural Bitcoin Investor Day Hosted by Subsidiary Reflexivity Research

●	DeFi Technologies Joined Coinbase and Grayscale in a Panel Discussion at Bitcoin Investor Day, Moderated by Anthony Pompliano

“Q1 2024 stands as our most successful quarter ever, marking a period of remarkable achievement and financial strength for DeFi Technologies,” stated Olivier Roussy Newton, CEO of DeFi Technologies. “This quarter is a testament to our resilient financial performance, reflecting an impressive 78.7% growth in assets under management and a record Operating Revenue of C$13.4 million. Our success this quarter is not just in numbers, but also in strategic advancements, exemplified by significant enhancements in our product offerings and the strengthening of our market position through key partnerships and acquisitions.

At DeFi Technologies, we are constantly evolving to meet our ambitions while keeping a sharp focus on our strategic and financial goals. This quarter’s results highlight the effectiveness of our approach and underscore our commitment to excellence and leadership in the regulated digital asset market. Our achievements this quarter set a new benchmark for us, reinforcing our dedication to being at the forefront of innovation in the financial technology sector.”

ETPs/Valour:

Valour’s ETP business reported assets under management (“AUM”) of $908 million as of March 31, 2024, a 78.7% increase from December 31, 2023 AUM of $508 million.

Liquidity:

The Company ended Q1 2024 with a cash balance of $9.4 million, compared to $6.7 million at the close of 2023. Additionally, the venture portfolio investments stood firm at $41.8 million.

Financial Performance:

For the three months ending March 31, 2024:

●	Operating Revenues were $13.4 million for Q1 2024, compared to $(3.6) million for the same period in 2023. Revenues were $(4.9) million for Q1 2024 compared $(11.3) million in 2023. Increased staking and lending, management fees and new revenue from its recently acquired Reflexivity LLC helped improve the 2024 revenues.

●	Operating Net Income was $5.3 million for Q1 2024 compared to $(8.7) million for the same period in 2023. Net income was $(18.0) million, compared with net income of $(16.5) million million during the same period in 2023.

Outlook for 2024:

The outlook that follows supersedes all prior financial outlook statements made by the Company, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. Please see “Cautionary note regarding forward-looking information” and “Financial Outlook Assumptions” below for more information.

The Company has experienced significant revenue growth since the end of 2023, continuing rapidly through the first quarter of 2024. Valour’s ETPs have witnessed a nearly 800% increase in AUM from the market lows in late 2022, alongside growth in trading volumes. As of March 31, 2024, Valour’s AUM stood at approximately C$908 million (US$670 million), with daily trading volumes exceeding C$20.3 million (US$15 million).

The Company’s staking and lending income, changes in gains and losses on digital assets and ETP payables, as well as management fees, are closely correlated with capital inflow for Valour’s ETPs and the price of digital assets underlying Valour’s ETPs, which has grown substantially in the last few months. Furthermore, revenue from arbitrage and liquidity provision is highly linked to overall market activity and turnover in Valour’s listed ETPs. Given the current AUM, price of digital assets and activity level in the digital asset market, the Company’s annualized Operating Revenue is forecasted to be approximately C$119 Million (US$87.45 million) for 20241. Further growth in AUM may lead to proportional increases in Operating Revenue. Since there is a strong correlation between the Company’s Operating Revenues and the digital asset market’s price levels and activity, Operating Revenue trajectories will fluctuate with market conditions while costs remain relatively stable, reflecting Valour’s business’ scalability.

1	This projection is based on the assumption that no new ETPs are introduced and that AUM remains constant at current levels throughout 2024. Should AUM increase, revenues are expected to rise accordingly; conversely, a decrease in AUM would lead to a reduction in revenues.

For Q2 2024, it is anticipated that new ETP launches, improved ETP mix and continuous inflow of funds into Valour’s ETPs and accretive acquisitions of the Company, will more than compensate for the decrease in prices of digital assets. In addition to the Company’s existing business units, a new alpha-generating business (“DeFi Alpha”) unit was formed in Q2 2024 in order to generate yield on the Company’s excess liquidity. The focus is on arbitrage trading opportunities in the digital asset space with low risk in both centralized and decentralized markets (with minimal market or protocol exposure), thereby minimizing downside revenue volatility. DeFi Alpha has come off to a promising start, generating approximately US$40 million thus far in 2024.

Furthermore, the continuous improvement in Valour’s ETP mix is a crucial driver of monetization levels. The ETP business aims to maximize AUM through increased ETP launches and geographical expansion. The Company maintains its plans to launch approximately 15 ETP products in 2024 and an additional 30 in 2025 as the Company continues to take advantage of extremely positive macro fundamentals for the digital asset ecosystem in general.

Non-IFRS and Other Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with IFRS Accounting Standards (“IFRS”), the Company uses certain non-IFRS and other financial measures to provide additional information in order to assist investors in understanding our financial and operating performance. These measures are not recognized measures for financial presentation under IFRS do not have standardized meanings, and may not be comparable to similar measures presented by other public companies.

Operating Revenue is a non-IFRS financial measure that excludes the one-time effect of the adjustment in the value the BTC collateral held by Genesis Global Capital LLC (“Genesis”) to $9,050,472, being the fair value of the loan and interest held with Genesis (the “Genesis Adjustment”). Due to the ongoing bankruptcy related to Genesis, the Company is adjusting the BTC collateral position to the value of the loan and interest held at Genesis in accordance with the principles of IFRS. The Company continues to monitor and participate in the Genesis proceedings to determine the magnitude of the expected recovery as the proceedings progress.

Operating Net Income is a non-IFRS financial measure that excludes the Genesis Adjustment and the one-time effect of the impairment loss of $4,953,021 as a result of its acquisition on February 9, 2024 of intellectual property tailored to support the Solana-focused trading desk operated by the Company. At the time of acquisition, the intangible assets were in an early stage of research and development, with significant uncertainties surrounding its future market demand, sales price and production costs, and as such, the full amount was impaired.

These foregoing adjustments are non-IFRS measures, and the Company believes that they provide a focused view of its operational performance. The reconciliation of these adjustments helps stakeholders understand the impact of non-cash items on the Company’s financial results. The non-IFRS and other financial measures used herein be considered as a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS. See the financial tables below for a reconciliation of the non-IFRS measures.

DeFi Technologies Inc.

Reconciliation from IFRS to Non-IFRS Results

(Expressed In Canadian dollars)

	Three months ended March 31,
	2024	2023
	$	$

IFRS Revenue	(4,922,567)	(11,344,052)
Bitcoin collateral held by Genesis Global Capital LLC	18,333,545	7,755,294
Operating Revenue	13,410,977	(3,588,758)

IFRS Net Income (Loss)	(18,041,756)	(16,478,354)
Bitcoin collateral held by Genesis Global Capital LLC	18,333,545	7,755,294
One-time effect of impariment loss of its acquisition of Solana IP	4,962,021	-
Operating Net Income (loss)	5,253,809	(8,723,060)

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; Operating Revenue outlook of the Company; revenue generation by DeFi Alpha; future collaborations and partnerships; development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and digital asset sector; rules and regulations with respect to DeFi and digital asset; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Financial Outlook Assumptions

The financial outlook on Operating Revenue of the Company is based on a number of assumptions, including assumptions related to inflation, changes in interest rates, volatility of the digital asset market, current and projected market prices of digital assets, in particular the digital assets underlying the Company’s ETPs, the Company’s ability to realize staking and lending income from digital assets held by the Company, the ability of DeFi Alpha to generate yield on the Company’s excess liquidity, the return realized by the Company on staking and lending income, the return on management fees earned by the Company, ongoing subscriptions of Reflexivity Research, consumer interest in the Company’s ETPs, foreign exchange rates and other macroeconomic conditions, the regulatory environment with respect to ETPs and digital assets in the jurisdictions that the Company operates in, introduction of future ETPs, “black swan events” in the digital asset industry, competitors that offer competing ETP products and market acceptance of the Company’s ETP offerings. The Company’s financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information above. Many factors may cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting the digital asset industry, including inflation, changes in interest rates, investor confidence in digital assets; volatility of the digital assets and fluctuation in market value of digital assets; exchange rate fluctuations; any pandemic such as the COVID-19 pandemic; fraud, misconduct or gross negligence by individuals within the digital asset industry; a negative regulatory environment with respect to digital assets; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; the Company’s inability to attract purchasers of its ETPs; decrease in AUM as a result of investor selling the Company’s ETPs or a fall in the value of the underlying digital assets; The Company’s inability to launch attractive ETPs; the Company’s inability to increase ETP sales; the Company’s inability to implement our growth strategy; the Company’s reliance on a small number of custodian and market participants to operate its ETP programs; the Company’s ability to prevent and manage information security breaches or other cyber-security threats; the Company’s ability to compete against competitors; strategic relations with third parties; changes to technologies on which ETPs are purchased and sold is reliant; the Company’s ability to distribute ETPs in jurisdictions it is not currently operating in; the Company’s ability to obtain, maintain and protect our intellectual property; the Company’s liquidity and capital resources; pending and threatened litigation and regulatory compliance; changes in tax laws and their application; the Companys ability to expand our sales, marketing and support capability and capacity; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

# # #

For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681